150 N. Orange Avenue, Suite 412
Orlando, Florida 32801

August 21, 2012
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jessica Plowgian, Esq.
Attorney-Advisor

Division of Corporation Finance
Re:    IZEA, Inc.
Registration Statement on Form S-1 (No. 333-181916)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, IZEA, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m., New York City time, on Thursday, August 23, 2012, or as soon as possible thereafter.
In connection with IZEA's request for acceleration of the effective date of the Registration Statement, IZEA acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve IZEA from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	IZEA may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
IZEA, INC.

By: /s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy
President and Chief Executive Officer